UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 033-80178-02

TEMBEC INC.
(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050, Montreal, Quebec H3B 1X9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements for the period ended September 24, 2011

99.2	Management’s Discussion and Analysis for the period ended September 24, 2011

99.3	Form 52-109F2 - Certification of Interim Filings - CEO

99.4	Form 52-109F2 - Certification of Interim Filings - CFO

99.5	Press Release dated November 15, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.
(Registrant)

Date: November 17, 2011	By:	/s/ Patrick LeBel

Patrick LeBel
	Title:	Vice President, General Counsel and Secretary